STOUT RISIUS ROSS ADVISORS, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019

The Statement of Financial Condition, pursuant to Rule 17a-5
of the Securities and Exchange Commission as of
September 30, 2019 is available for examination and copying
at the principal office of the Company and at the Chicago
Regional Office of the Commission.

CONTENTS

	Page

TABl

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORMX-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

0MB Number: 3235-0123	
Expires: August 31, 2020	
SEC FILE NUMBER 8-65979	

REPORT FOR THE PERIOD BEGINNING: **OCTOBER 1, 2018** AND ENDING: **SEPTEMBER 30, 2019**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **STOUT RISIUS ROSS ADVISORS. LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FOR OFFICIAL USE ONLY

150 WEST SECOND STREET, SUITE 400
(No. and Street)

ROYAL OAK   **MICHIGAN**   **48067**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Benson   **(248) 432-1229**
(Name)   (Phone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name ... if individual, state last, first, middle name)

DEMARCO SCIACCOTTA WILKENS & DUNLEAVY, LLP
(Accounting Firm)

9645 W. LINCOLNWAY LANE, SUITE 214A
(Address)

FRANKFORT   **ILLINOIS**   **60423**
(City)   (State)   (Zip Code)

CHECK ONE:
121 CERTIFIED PUBLIC ACCOUNTANT
0   PUBLIC ACCOUNTANT
0   ACCOUNTANT NOT RESIDENT IN UNITED
     STATES OR ANY OF ITS POSSESSIONS

TAB2

OATH OR AFFffiMATION

I, Michael D. Benson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **STOUT RISIDS ROSS ADVISORS, LLC**, as of September 30, 2019, are true and correct. I further swear (or affinn) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietaiy interest in any account classified solely as that of a customer.

KERRI I. BONNER
NOTARY PUBLIC, STAT-E OF MI
COUNTY OF 0AKI.ANB-
MY COMMJSSION EXPIRES Jans 2022
ACTING IN COUNTY OFj/1



Michael D. Benson

Subscribed and sworn to before me
ilii   d";e of.!Joy, 2019

-10tary Public

Managing Director, CEO & CCO

This rep0lt contains (check all applicable boxes)

	(a)	Facing Page
Ql	(b)	Statement of Financial Condition
D	(c)	Statement of Income (Loss)
D	(d)	Statement of Cash Flows
D	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
D	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
D	(g)	Computation of Net Capital
D	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
D	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
D	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
D	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
Ql	(l)	An Oath or Affirmation
D	(m)	A copy of the SIPC Supplemental Report
D	(n)	A Repmt Describing any Material Inadequacies found to exist or found to have existed since the date of the previous audit

TAB3

STOUT RISIUS ROSS
ADVISORS, LLC
(a wholly-owned subsidiary of
Stout Risius Ross, LLC)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED
SEPTEMBER 30, 2019

**The Statement of Financial Condition, pursuant to Rule 17a-5
of the Securities and Exchange Commission as of
September 30, 2019 is available for examination and copying
at the principal office of the Company and at the Chicago
Regional Office of the Commission.**

CONTENTS



DeMarco Sciaccotta Wilkens & Dunleavy

CllflliiOPUIL..£i£(CtlttrUm
AMOWW!UI


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Member of
Stout Risius Ross Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stout Risius Ross Advisors, LLC, (the "Company") as of September 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Stout Risius Ross Advisors, LLC as of September 30, 2019 in confonnity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and perfonning procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Stout Risius Ross Advisors, LLC's auditor since 2017.

Pe tu ! ltd LLI

Frankfolt, Illinois
November 22, 2019

STOUT RISIUS ROSS ADVISORS, LLC
(a wholly-owned subsidiary of Stout Risius Ross, LLC
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019

	2019
ASSETS	
Cash	$24,468,244
Billed receivables	2,283,761
Unbilled receivables	152,140
Prepaid expenses	17,385
TOTAL ASSETS	**$26,921,530**
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 56,269
Deferred revenue	55,000
Due to parent	6,779,763
TOTAL LIABILITES	**$ 6,891,032**
Member's equity	20,030,498
TOTAL LIABILITIES AND MEMBER'S EQUITY	**l6,211,,5**

The accompanying notes are an integral part of these financial statements.

NOTE A: N.(TURE OF OPERATIONS

Stout Risius Ross Advisors, LLC (the "Company") is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan, Illinois and California.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership/Financial Statement Presentation
The Company is wholly-owned subsidiary of Stout Risius Ross, LLC (the "Parent").

Basis of Presentation
The accompanying financial statements and disclosures are prepared in accordance with generally accepted accounting principles in the Unites States ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the repmied amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Billed and Unbilled Receivables
Unbilled receivables represent reimbursable expenses for which no invoices to customers have been issued as of September 30, 2018.

The Company records a reserve against any billed receivable balance outstanding over 180 days as follows: 25% at 181 days, 50% at 366 days and 100% at 546 days. The Company will also fully reserve any outstanding amounts deemed uncollectible. The allowance for bad debt is $76,289 at September 30, 2019.

Fair Value of Financial Instrument Approximates Carrying Amount
The Company's financial instrnments are cash, accounts receivable, and accounts payable. The recorded value of these financial instruments approximate their fair values based on their short term nature.

Cash
The Company maintains its cash in a bank deposit account at a financial institution that is insured by the Federal Deposit Insurance Corporation, subject to federal insured limits. The Company's cash balance at times may exceed the federally insured limits, however, the Company has not experienced any losses on such account and believes it is not exposed to any significant credit risk to cash.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Prepaid Expenses
Prepaid expenses of $17,385 were paid to FINRA for licensing, regulatory & fee assessments at September 30, 2019.

Revenue Recognition
On October 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively "ASU 606"), which creates a single framework for recognizing revenue from contracts with clients that fall within it scope. Revenues are recognized when the control of the promised services is transferred to clients in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services in accordance with the telms of the engagement agreements.

Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Investment banking success fees are recognized when services for the transaction are completed and the underlying transaction is closed, as a single perfo1mance obligation. In some instances, the Company will receive a retainer or bill for expenses before the end of the project. These payments are minimal in comparison to total project fees and the retainers are ammtized and recognized over time to match the continued delivery of perfo1mance obligations to clients over an estimated period of time. Umecognized retainer fee revenue under ASU 606 is recorded on the Statement of Financial Condition recorded as deferred. revenue and was $55,000 at September 30, 2019.   The Company reviews its amo1tization policies under ASU 606 on an annual basis.

Income Tax Status
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

At September 30, 2019, the Company had no accrual for interest and penalties related to unce1tain tax positions as management has determined that there are no uncertain tax positions as of and for the year then ended.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities during the year. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

Computation of Customer Reserve
The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k) (2) (i).

NOTE C: RELATED PARTY TRANSACTIONS

The Company has an expense agreement with the parent company in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The Parent will be responsible for facility rent and utilities, phone, computer, copy services, office and admin support, marketing, taxes, general insurance and other shared expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly. All amounts due under the agreement were paid in full for the year ended September 30, 2019.

The $6,779,763 due to parent at September 30, 2019 is for employee compensation.

NOTED: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness (AI) to net capital (NC), both as defined, shall not exceed 15 to 1. Under certain conditions, there is a limit on the amount of equity capital that can be withdrawn from a broker/dealer. Specifically, equity capital cannot be withdrawn if it would cause the fom's AI-to-NC ratio to exceed 10:1 or its net capital to fall below 120% of its minimum requirements.

At September 30, 2019, the Company had net capital of $17,562,212, which was $17,102,810 in excess of its required net capital of $459,402. The ratio of aggregate indebtedness to net capital was 39.2 to 1.